Exhibit 99.2

e2Companies Business Combination with NABORS Energy Transition Corp. II

Announcement Webcast Transcript

February 12, 2025

Matt Leiter, e2Companies

Hello, and welcome to the e2Companies - NETD business combination announcement webcast. My name is Matt Leiter.

I would like to first remind everyone that this call may contain forward looking statements, including but not limited to e2Companies and Nabors Energy Transition Corporation II’s expectations or predictions on financial or business performance and conditions, expectations and assumptions and consummating the business combination between the parties and product development performance. This includes but not limited to the timing of the development of milestones, competitive and industry outlook, and the timing and completion of the business combination. Forward looking statements are inherently subject to risks uncertainties and assumptions, and they are not guarantees of performance.

I encourage you to read the press release issued today and NETD's filings with the SEC for a discussion of the risks that can affect the business combination, e2Companies’ business, and the business of the combined company after completion of the proposed business combination. NETD and e2Companies are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

I will now turn over the call to Guillermo Sierra, Vice President of Energy Transition at NETD and Nabors. Guillermo?

Guillermo Sierra – Vice President of Energy Transition, Nabors and NETD

Thank you, Matt. Thank you everybody for joining.

My name is Guillermo Sierra, and I run Nabors’ energy transition strategy and investments globally.

Look, as we set our investment strategy into energy transition, we try to focus on what we consider to be some of the greatest challenges ahead for humanity. The concept of energy without compromise to us is tackling and making investments into baseload seeking, dispatchable, utility-scale, scalable solutions, where we're trying to bridge the gap between the three problems we see, right?

On the one hand, there's significant intermittency and volatility in the supply of electrons. On the other hand, on the demand side, there is material growth and volatility in the demand of such electrons and in between them both, we have aging infrastructure in the United States and globally.

As a result of this, we've made investments into the things that we think our capabilities and our tools would allow us to help get those technologies faster and tackle that actual problem. As such, we made investments into concentrated solar power, things like geothermal energy, things like storage.

The natural evolution of these strategies now is to start investing downstream in the value chain, right? What is next once you have those investments into energy generation is to start thinking about energy management and optimization.

And this is why we are so excited to talk about e2, because we feel like e2 gets to the absolute heart of not only of electrification, data center and demand, data center and AI demand growth, and actually tries to figure out ways to manage this energy and to provide a holistic solution to the problems that we're facing with these challenges.

We were very fortunate that apart from finding the right company, the right business and the right macro, we were able to find the right team leading this company. A team that has significant experience, has demonstrated over years of delivering results, and obviously has significant breadth and depth of experience in what they're trying to achieve. So with that, I pass it to James, CEO of e2, to talk about the business. James?

James Richmond - CEO, e2Companies

Thanks, Guillermo.

So I'm James Richmond, the founder and CEO of e2Companies, and to get you into what we do here at e2, we really have this nice slide to talk about the industry's first virtual utility. And what is a virtual utility is simply doing everything a utility can do behind the customer's meter, or actually in a substation within the utility itself. So our mission is really to have a solution that is really implementing what Thomas Edison really had talked about about 150 years ago. Unfortunately, he lost to Westinghouse, which is the system we still use to this day. But essentially, it is distributed generation. And it's distributed generation in a sense to make things more efficient, more resilient, and more predictable for all the grid.

So e2, we've been demonstrating this since 2009. We've been in business doing distributed energy resources. We started off in emissions. We've collected over 100 million hours of monitoring of grid conditions for distributed energy resource applications. Meaning when there's peak events, demand response events, frequency events, voltage events, any of these things that are happening for grid conditions that are not considered favorable to the grid itself, we have assets out there that have been helping perform circumstances under grid conditions that allows the grid to function more seamlessly. So those assets that we put out there are in some of the hottest circuits, as we call it in the United States, the East Coast, high population density centers, where there's a lot of this congestion. And that's the contracts that we've had for many years now with a lot of diesels that are in the marketplace that is the part of this energy transition we're moving away from.

So a little history of what's happened. The grid has failed to evolve to meet the demand for today's world. Essentially, the grid was invented in 1882. There was a bake-off between Thomas Edison and Westinghouse. Westinghouse won. AC was just easier to transmit power over long distances. The issue being there was not a lot of factories producing engines back in 1882 or other power generation aspects. So it was just much easier to pass the power on AC.

Much of that has gone unchanged. And much of it is at the end of its life. Most people may not realize we're going to renewable energy or some other form of energy, whether you like it or not, because the average age of a coal plant in the United States is about 45 years old. The average age of hydro is in the 50-plus years. Nuclear is in the 40-year range. These facilities are going away. They are old. They are dilapidated. They are needing billions of dollars to even keep them functioning to move forward for the next 5 or 10 years. So that is what's creating the issue with the actual infrastructure itself.

We compound that with these data center growth with AI. AI is just immense. And we had it on the summary in the first slide up there that Guillermo was presenting. This industry of AI will be the future of mankind. We will get efficiency gains, life safety gains, the ability to travel through space. All this will come from the future of AI. We will soon not be using a Google search engine. You will be using an AI search engine.

So all of that is putting more pressure on the grid. Oil and gas itself. They need to figure out how are we going to drill more efficient, cheaper, lower our carbon footprints and electrify that so they can use their excess energy to help support the grid as well. So today, you know, there's good information out there from Wood McKenzie and others that are talking about a $78 trillion cost to replace the grid to get it to a standard of where we think it needs to be. And another $12 trillion to maintain that grid. That is an expense that is not bearable in today's market. So that is what this system is built for, the Virtual Utility and the product we have and the software we have in our company to help solve this issue.

The grid instability requires a real solution. You know, today we talk about demand, supply and distribution. These three components are really the key factors of how the grid has been functioning for years. The demand side has really been this issue of pretty stagnant growth for the last 20, 25 years. We had the 2008 recession. We had COVID. All those systems came along and what we saw was very little grid growth. So the demand side has been very small.

Now we have a demand problem of the electrification of everything. And when I say the electrification of everything, we're talking cars. We're talking all libraries in the world. You know, the amount of electrification of information is happening at a pace that is nothing we've ever seen before. And it will continue to grow faster. There's an arms race for AI and an arms race for data that is driving demand. Current demand for data is 10x what the previous year's demand of data was to do the exact same things because it's so much more detailed.

The supply mix is not keeping up. The supply mix is associated with we think of wind, we think of solar being replacements as renewables. We think of coal. We think of nuclear. Nuclear is a replacement. Nuclear is actually a small piece of our generation puzzle right now. Nuclear is 10 to 20 years to get online. We have demands today that is taking down our grid. We're having brownouts. We're having blackouts. Distribution is another issue. We are sprawling as a society. As we sprawl and we get third world countries up to speed with power, who are not going to allow us to sit and keep them in the dark ages with no power, we're gonna to have to figure out distribution and not the way we do it today. We don't have the time. We don't have the energy to do distribution that way. So all these constraints is really what's adding to these growths in this marketplace that we're participating in.

So the grid interconnections are the number one bottleneck that we're facing with the grid today and that's not just a US issue. That's everywhere. Today it's 7 to 10 years to get a grid interconnection. The grid interconnections are somewhat cumbersome and we're adding to that because we have a 10 year refresh going on, meaning utilities have to tell FERC, what will your grid look like in 10 years? What's the cost to do that? What infrastructure should we be thinking about? What technology should we be thinking about? All that is coming at a time that couldn't be worse for the growth that we're seeing in the marketplace due to data centers and electric vehicles.

So if we want to have data centers with AI, we want to have electric vehicles, we want to have electric stoves, we want to have electric heat, all that is going to continue to put pressure on these interconnections. These are studies that have to be very sophisticated from an engineering standpoint because once you get outside of your house and you get into grid infrastructure, a mistake kills people. So when a mistake kills people because it either kills the person who's involved or it takes down a municipality which affects fire, safety, all those kind of things, it's a critical infrastructure piece that has to be dealt with today, not five to seven years from now.

So what we have really built in our system that we call the R3Di, which is the really we'll call it the heart of the virtual utility, it's the functioning asset, the hardware that makes things work from an energy management standpoint. So when you take all these sources of power that we've listed on the left of this chart, that is really what's creating the electrons in the environment. But all those electrons are mixed upon all geographic locations around the world. So you have to figure out how to get something that sits there that can take any of these power sources in very fluctuating time sequences. Wind and solar only happen three to five hours a day. Sometimes you can get six or seven. Biofuels are only where there's typically animals that people are raising. Hydrogen is still in the infancy stage. We can't contain hydrogen very long yet, makes it very hard to be a transportable fuel. Nuclear, there's a long permitting cycle because of the safety risk associated with it. And geothermal is new.

But no matter what, all of those sources are going to have to go through an infrastructure and it's going to have to have very strict energy management systems associated with it. Think of the R3Di as that appliance that sits there and manages that energy and it manages it independent of the public utility. So we can put that there as the seamless operation on the ground and we call the grid an infinite bus. The R3Di system is a synthetic bus, meaning we can do what the utility does at the customer site with the same aptitude that the utility can do it. And we do all that by creating efficiencies and those efficiencies end up with a lower cost per kilowatt hour and a less restraint on the grid. Meaning the grid can flow power better because the customer is now in control of their devices within their own environment. So next slide, please.

So this is kind of the macro view and an easy graph of what I'm talking about. If you look at the left of this slide, this is distributed redundant as we call it, but we have built an entire system with central power generation transmission lines, which are the big high voltage lines you see over your head. Distribution, which is more the street level on the telephone poles. That then goes to substations, which goes ultimately to the end users, which is your home, your businesses, data centers of the like, manufacturing.

The new model, which is the model really that Edison had envisioned, was this distributed model. The distributed model is how do you make all these small sources of power work together because power closest to the source is the most efficient, cheapest way to use power.

So the crossover was about 12 cents. This year we're hitting close to 14 and a half cents as an average cost per kilowatt hour in the US. So we are already costing ourselves more with the legacy system and we're adding assets, increasing the cost. The fact of the matter is that we use nameplate generation in the United States right now. We actually have 30% more power than we use in our peak. The problem is getting it in the right place at the right time and the right hour.

That is the problem we're here to solve and that needs to be done in an autonomous fashion. If it's not done in an autonomous fashion, we will never succeed. Today, after 15 years of being in distributed generation, we still get emails and telephone calls to tell us when to operate from the largest distributed operators like PJM, ERCOT, New England ISO, MISO, California ISO. They all still are sending emails to tell us when to operate 24 hours in advance from a four to eight hour window guess. That is not going to be what solves this problem in the future.

So the Virtual Utility is this instantaneous response for flexible, reliable power. This flexible power is really about getting the power when you need it and what kind of power you need. If people have the goal to be carbon neutral, they may want to pay for their assets ahead of the utility and say, I'll put in my own wind and solar. I'll put in my own hydrogen. They need the ability to run that, but they need the ability to also pull power from the grid in the case of emergencies, not enough power because of the cost. It's not always financially viable to put all your power in. Sometimes you just want certain pieces of your operations or the flexibility of your operations to assist the grid.

That is all what the R3Di system is built to do. Multiple fuels. We, as I had in the other slide, we're really agnostic to the fuels. Today, we are taking turbines that burn HVO diesel, which is clean diesel, natural gas, hydrogen, and we hold the entire facility load while we change to any of those power conditioning equipment that people want to run. So that becomes the choice of the end user and the choice of the utility with a simple appliance to manage all of that. We do that with the continuous monitoring that is really what we call predictive future monitoring in the speed of light.

So when we're monitoring things so fast, you think about a telescope in space. You're actually looking at the history of what happened in the solar system through the Hubble telescope. Light is taking years to get here. So the pictures that we see today have already happened years ago, and that's the way you need to think about power and way the R3Di works. We are looking at the sine wave of power and how it comes in so fast. We can change and alter it before it actually gets to the facility of the customer. That is revolutionary. That is what we've patented. And that is how we're building this system.

So this integrated hardware platform and this AI really go together. So we take the hardware, which is the R3Di. The next piece of that is the Grove. The Grove is really taking AI grid responses. So we're taking AI simulation. We're running everything that you want to use, all the equipment in your facility, what the grid is known to do. We take your meter for the last three years of all the five minute interval data. We put it into a sequence and we show what our system can do by cleaning all those functions up and putting that into a very seamless distributed system that has no requirements of any human interface. So what that does is it allows for us for seamless operations on a sequence of operations determined in conjunction with the utility and the end user. This system is also built in complete independence of the grid, meaning we are isolated. So when you say, see no interconnection required, what that means is that 7 to 10 year delay that we're seeing in the marketplace is not required by us. Because we're isolated from the grid, we think of the grid as just a generator sitting out there like any other asset you would have at the customer. So that's a huge, distinct, competitive advantage for us in the marketplace.

So who have we been doing this for? We have this patented product. This product, this process of what we're doing is patented. We have kept the trade secrets associated with a lot of our software. Software is very difficult to patent. We don't want to have that out for other people to see. Who's taking advantage of our monitoring in the marketplace? Neil, go to the next slide. This is really just a splash of who we're dealing with. There's a few on here that we also are dealing with. But essentially, you're seeing large distributed energy companies. Enel X is the largest utility in the world. NRG used to be the largest distributed response company. We're working with others. We are working with the largest DR company in the United States. So all of these are very good logos of people who trust our monitoring and management of their systems.

So the AI platform that we have is really this comprehensive data collection. We have a piece called Digital Twin. Digital Twin means what we're doing on the ground, we call hardware in a loop. It's so fast, you do not have time to make decisions in the cloud. These decisions have to be made in real time, in eighth of a millisecond time frames. So when you're making decisions in an eighth of a millisecond time frame, you don't have time to ping to the cloud. So when you hear Digital Twin, Digital Twin is an announcement for us to let us know what's actually happening in the ground after it happened from a visual standpoint in our network operation center, which we call the Grove. So that enhanced data quality allows us to really be ready from an infrastructure standpoint. All of this then flows into that is the foundation for AI expansion. When you can have this and you start expanding from the customer to a substation to a region to an actual ISO like a PJM and ultimately the entire grid, that's when we're going to have real penetration and a real resilient grid.

So these advantages that we have are really the ability to get to lower emissions. Part of our relationship with Nabors that is really joined us together is our ability to reduce their CO2 footprint more than 50% on a drilling rig. Our ability to manage power through the R3Di system cuts their need for generation assets by more than 50%. It's quite a feat to actually reduce that number of assets in power generation. By cutting those assets, we're cutting down on their capital costs for those assets, the fuel costs, the CO2 associated with that. And because the system is bi-directional and it's clean conditioned power, we can send that power back to the grid from the oilfield. That's revenue generation. It's enhanced safety. Because the information we have coming off this system, they know from an operation standpoint, if motors are going bad on the drill rig, if there's things that they're seeing, torsional vibrations, things that all flows through the power sequence. And as we monitor the power sequence, we know what's happening and they will know what's happening and their operations will become safer, more efficient and cleaner in the long run.

So what we're really providing is five really key things. A best-in-class choice for mission critical facilities. This system is a “five nine” uptime rated system. And “five nine” uptime rated means they go through every component in our system and they make sure that those systems when combined together can meet a “five nine” deliverable aspect. Every piece of equipment will ultimately fail in the field. So failure, even though we like to say is not an option, it then goes to redundancy. How do you deliver this continuous conditioned power uninterruptible? That's where we get to a sequence of engineering that allows us to put in operation conditions where we can have a piece of equipment go down because we have another piece of equipment sitting there to back it up.

The customer saves all this money through peak demand, peak shaving and demand response. In most cases, you're talking 30 to 70% of the bills in the United States for large energy consumers are demand response and peak. That piece goes completely away in this business model. We take that away. And how do we do that? Through two different ways. One way to do that is we can sell you this product as an OEM. So we can give you the product, not give you the product, we will sell you the product. We will do all the engineering associated with telling you what it needs, how it needs to be put in. We will let you come to our facility, witness test the operations, ship it to your site with clear instructions of how to put that in.

The other option for us is we call it an energy service agreement. An energy service agreement is when we're monitoring the grid, we're monitoring your facilities, we take on all the liability and aspects of operating that - no different than the public utilities or private utilities.

So we take both of those in house. That's the two revenue streams that we create in our business model. And so from that, we are providing this best in class solution for next chip, AI chip generation. Our ability to handle these peaks and falls that you'll start hearing about pretty quick with AI. AI has some serious power issues that are embedded into the chip. The way AI saves money is by managing power. When the Nvidia chip manages power, it means it takes the ability to do that away from the facility.

The ability to now supply the AI chip appropriately for its functioning is a problem in the industry. We have solved that problem. That's the future of AI and how we can do that going forward. So we support the integration of renewable as well. This is the final piece. We are integrating in projects with permits already in application of taking direct win and direct PV into our system in addition to the utility all at the same time to start blowing a carbon footprint to zero over time. So many of these applications are to be carbon zero by 2040 and what we're doing and how we're doing it.

So our final slide here, the history of how we've been doing this, you know, we were really founded in 2009. This is not a new company. We're not a startup. And we were all about reducing emissions from an environmental standpoint. So taking particulates, nitrous oxides, we were in the business of monitoring these assets, reducing emissions now for 15 years. So as we move through the process and the curve, we were really astute and early on to understand that diesel was going away and the current process of the way the grid was operating needed some serious infrastructure changes. So that is really what we have built here over time. And we've moved into this product of the R3Di. It is UL certified. It meets OSHA standards. It meets every standard in the industry to deploy it. So that's the key to what we do and how we do it. And we look forward to working with Nabors and everybody in the future. And from there, I'll turn that over back to Matt.

Matt Leiter, e2Companies

Thank you, James.

Now a little bit about the sales pipeline. Well over $4 billion. What you're seeing in front of you is a pipeline that shows various stages of sales opportunities from leads to signed contracts. You can see here we've divided the sales mix between OEM sales and ESAs, as James talked about in his presentation.

We are focusing on OEM sales because of the near-term revenue recognition of those sales opportunities versus the ESAs, while very valuable in the long term, the cash flows are stretched out over the term of the contract. Thereby with cash, greater cash on hand from the OEM sales, having more capital for the growth of the company.

As far as e2's business model and its business opportunities, they're vast. We sometimes call this type of an opportunity a blue ocean. It’s very important that e2 is very deliberate in how it approaches the various market segments.

The mission critical opportunities are obviously what is often talked about in the market today. That's data centers, hospitals, other things which are mission critical services. The other is commercial/industrial and residential. Mission critical and commercial/industrial is the priorities for the business. The key here is that regardless of the sales channel or the type of engagement that e2 has with the customer, whether it's OEM or ESA, the gross margin target is anywhere between 30 and 40%.

Just to illustrate for a minute the impact of a scaling business, this chart indicates sales from 50 units all the way to 150 units. You can see that the OEM unit sales revenue going from 50 units at 110 million in revenue all the way to 330 million in revenue, also illustrating the gross profit margin.

This is simply the beginning for the company. The market opportunity is vast, but it shows that from a cash flow standpoint to run and operate and grow the business, that we have a very achievable business plan. You can see on the right upper corner of this chart, you can see that the energy demands for the market are vast - above 1,000 gigawatts today, growing about over 3,000 gigawatts out to 2050. So the consumption of energy is vast. As James has pointed out, there are very few solutions other than e2 to solve the world's problems.

And with that, I'll give it over to Guillermo Sierra from Nabors and NETD to talk about the business partnership.

Guillermo Sierra – Vice President of Energy Transition, Nabors and NETD

Yeah, so thank you, Matt.

Now hopefully obvious a little bit what e2 brings to the table, right? A product that can effectively allow us to get to the holy grail of oilfield electrification that everybody seems to be wanting to do, but nobody's really figured out how to do it properly. We think this is the right product.

Now, what we bring to some extent is we're the right channel. Not only we allow the exposure to customers across our value chain and the life cycle of the well, but we come to some extent with manufacturing expertise, R&D expertise, engineering capabilities, committed customers that we have access to, right? Next slide, please.

And not only that, but to some extent, we come with a global footprint that not only gives us access to a global sales force, if you will, that can help get this product out there globally, but also a global supply chain, right? It's not particularly simple to scale a product of this nature across the globe, and having a partner that's done it across the industry is particularly helpful. We hope that will be helpful.

And just like, you know, we have talked before, particularly when we took the, when we took NETD public, we come with other capabilities, right? We come with a set of tools, expertise, and experience that hopefully allow James and the team to focus on the goal to deliver, grow the business, focus on the business, focus on being on top, focus on keeping the edge, and scale that up, and lead to some extent some of the ancillary functions for us to continue to potentially support.

So with that, thank you very much for joining us.

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